SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         (Amendment No. __________ )(1)

                    World Wrestling Entertainment, INC. (WWE)
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                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    98156Q108
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                                 (CUSIP Number)

  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          5th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                      [_].

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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


CUSIP No.98156Q108


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF         71,600

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    625,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         71,600

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    625,000

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     696,600

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.12%

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14   TYPE OF REPORTING PERSON*

     IN


 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Class A Common Stock, $0.01 par value of World Wrestling Entertainment, Inc. (WWE) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No.98156Q108


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Item 1.  Security and Issuer.

The name of the issuer is World Wrestling Entertainment, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1241 E. Main St., Stamford, CT 06902. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"). Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) Mr. Cibelli has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Cibelli has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 696,600 Shares. The Shares are held by MP, MFF and the accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and CRM (collectively, the "Clients"). The funds for the purchase of the Shares held by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F G. Cibelli UTMA: 300 Shares; Mario Cibelli C/F S. Cibelli UTMA: 500 Shares; Mario Cibelli Simple IRA: 500 Shares. The total cost for the Shares held by Mr. Cibelli is $9,907.32.


No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Shares that may be deemed to be beneficially owned by Mr. Cibelli were acquired for, and are being held for, investment purposes on behalf of the Reporting Person and/or the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

In an effort to protect its investment and the investments made on behalf of the Clients, as well as to maximize shareholder value, the Reporting Person and/or the Reporting Person on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no concrete plans to do so, the Reporting Person (on its own behalf and/or on behalf of the Clients) may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 696,600 Shares, 5.12% of the Shares of the Issuer, based upon the 13,602,216 Shares outstanding as of June 13, 2003, according to the Issuer's most recent Form 10-K.

Mr. Cibelli has the sole power to vote or direct the vote of 71,000 of the Shares to which this filing relates and the shared power to vote or direct the vote of 625,600 of the Shares to which this filing relates.

Mr. Cibelli has the sole power to dispose or direct the disposition of 71,000 of the Shares to which this filing relates and the shared power to dispose or direct the disposition of 625,000 of the Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli and Mr. Cibelli on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 696,600 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Mr. Cibelli may engage in any or all of the items discussed in Item 4 above.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Mr. Cibelli does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

None

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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  July 22, 2003
                                ----------------
                                     (Date)


                               /s/ Mario Cibelli**
                               -------------------
                                   (Signature)

                                  Mario Cibelli

                                  (Name/Title)


The Reporting Person disclaims beneficial ownership of the Shares reported herein except to the extent of his pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                   Transactions in the Shares -- Mario Cibelli

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


05/22/2003             1,500                         9.35
05/23/2003               500                         9.30
05/27/2003             5,000                         9.28
05/27/2003               500                         9.28
05/29/2003             1,000                         9.58
06/04/2003             3,700                         9.95
06/05/2003             6,000                        10.00
06/06/2003               800                         9.78
06/06/2003             3,600                         9.63
06/09/2003             8,000                         9.53
06/09/2003               400                         9.53
06/09/2003             2,000                         9.54
06/12/2003             1,000                         9.65
06/19/2003             1,000                        10.21
07/16/2003             8,300                         9.48
07/17/2003             1,700                         9.47
07/21/2003             2,500                         9.20
07/22/2003             2,500                         9.09




03366.0001 #418993